Exhibit 12
STATEMENT REGARDING COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
WHITNEY HOLDING CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Years Ended December 31
(dollars in thousands)	2009	2008	2007	2006	2005

Net income (loss)	$(62,146)	$58,585	$151,054	$144,645	$102,349
Income tax expense	(49,866)	19,138	74,310	69,164	43,007

Income (loss) before income taxes	$(112,012)	$77,723	$225,364	$213,809	$145,356

Fixed charges:
Interest on short-term and other borrowings	$12,521	$28,625	$33,314	$23,085	$16,534
Interest within rent expense (1)	3,745	3,661	3,262	2,510	1,714

Fixed charges excluding interest on deposits	16,266	32,286	367,576	25,595	18,248
Interest on deposits	63,345	91,596	163,000	122,075	64,452

Fixed charges including interest on deposits	$79,611	$123,882	$199,576	$147,670	$82,700

Preferred dividends (2)	$13,584	—	—	—	—

Earnings (loss) for ratio computations:
Excluding interest on deposits	$(95,746)	$51,424	$261,940	$239,404	$163,604
Including interest on deposits	$(32,401)	$143,020	$424,940	$361,479	$228,056

Ratio of earnings to fixed charges: (3)
Excluding interest on deposits	—	3.41	7.16	9.35	8.97
Including interest on deposits	—	1.63	2.13	2.45	2.76

Ratio of earnings to fixed charges
and preferred dividends: (3)
Excluding interest on deposits	—	3.41	7.16	9.35	8.97
Including interest on deposits	—	1.63	2.13	2.45	2.76

(1)	Estimated to be one-third of rent expense.

(2)	The Series A Preferred Stock was issued on December 19, 2008, but no dividends were declared or paid in 2008.

(3)	There were no earnings available to cover fixed charges and preferred stock dividends in 2009. Whitney needed additional earnings of $112 million to cover fixed charges at a 1.0 ratio in 2009 and $126 million to cover fixed charges and preferred dividends at a 1.0 ratio.